
ircular
d
l Treadmill
d VR!

OMNIPAD COMPANY

2019 Report

Dear investors,

The OmniPad Company is still actively in pursuit of funding for prototype development. We have done a multitude of high-end investor presentations all over the country for the past 18 months. At each presentation investors state that they love the OmniPad and its extreme revenue potential, but they want to see "more advancement on the prototype before investing. Therefore, we have recently engaged a highly reputable engineering on the West Coast to generate a full Engineering Report and quote to develop a scaled working model of the OmniPad (which is expected to cost approximately $150,000). With this prototype we will revisit the high-end investors and be more apt to obtain the $1+ Million dollars required to execute the full-scale fully functional manufacture ready OmniPad.

We need your help!

Please look for our proposed OmniPad Direct Public Offering. We are planning on filing a DPO with the SEC in the upcoming months. We will then launch a follow-up crowdfunding campaign, and possibly list on the OTC

Sincerely,

Neil Epstein
CEO / President

Our Mission

To create a worldwide virtual reality community to be joined by people of all ages, and by industry professionals who will benefit by being able to naturally walk or run inside of magnificent virtual environments for exercise, VR gaming, eSports and sports training, architectural visualization, cardiovascular rehabilitation, educational and museum VR environments, virtual shopping malls, and much more!

See our full profile

How did we do this year?

Report Card

B+

The Good

- Filed a new OmniPad PCT Patent; October 3, 2019
- Entered a development partnership with engineering firm Fresh Consulting in order to advance development of the OmniPad prototype
- Had multiple high-level investor meetings

The Bad

- Did not close on much needed continued development funding
- OmniPad not on the market yet, which would have been wonderful for the global quarantining; exercise, education, entertainment VR
- Still need to complete OmniPad prototype development

2019 At a Glance

January 1 to December 31

$0
Revenue

-$517,152
Net Loss

$57,735
Short Term Debt

$53,107
Raised in 2017

$450
Cash on Hand
As of 04/ 8/20

We ❤ Our 129 Investors

Thank You For Believing In Us

Howard and Associates, ...
Jeffery Peters
Pranay Reddy
Neil Epstein
Eric J Westbrook
Kim E. Jones
Wesley McDavid
Carl Harrison
Duncan Hoge
Aleksandr Trofimob
Phil Howard
Vikash Kumar
Amber Cinnamon
Rob D
Gene Gerlt
Patricia Gould
Mitchell Collins
Bhushan Parulekar
Gertrude Denk

Cambridge Capital Group...
Nathan Mayo
Jason Anderson
Georgios Papadimitriou
Armonda Davis
Eane Rodriguez
Jonathan Ernest Mangel
Evan Simpson
Muhamad Faizul Ramli
Sean Rogers
Joyce Howard
Ahmad Al Qousi
Kenneth DePaul
Marcus C Haines
Dee Pittman
Christian Mayer
Nicholas Snyder
Micheal Trenberth
Luis Gutierrez

Cambridge Capital Group...
Matthew Phillips
Sarba Kundu
Jorge A Mendoza Barajas
Sherina Gonzalez
Keith Guerin
Thomas Duffy
Morris Gelman
Pauline VanBeek
Andre Hargrove
Holly Lynn Howard
Sara Ali
Monica Angel Ortiz
Jonathan Colombo
Mikal Boyd
Loy Ripple
Rhiannon Khoury
Edward Y Gregory
Casandra Kennedy

Ernesto Martinez
Mitchell Pou
Joan Savage
Kevin Zuber
Jordan Johnson
Johnfifteenthirteen Aune
Rj Collins
Cody Heisinger
Phillip Timothy Howard
Daniel Cornelison
Kyla Rose Brannigan
Mauricio Rodrigues
Lauren Howe
Chad O'Connor
Tim Sipma
Kyle Ranous
Latoya Godwin
Lee Ann Brewer

Daniel Chan
Orentheal Williams
Dan Scheinberg
Baron Huntington
Steven Uk
Norman James
Jon Edwin Albrecht
Paul Varkey
Curtis Callaway
Christian Morley Ursenbach
John Michael Brannigan
Michael E Reininger
Akeem Williams
Abdullah Binsabaan
Emil Dezia
Katie Nepton
Karolyn Son
Rina Williams

Randy Mckinnish
Chase Case
Kenneth Brock
E Scott Timmons
Pavel Ledyan
Rebecca Casuga
Alison Jacobs
Luciano Stanzione
Michael DeLaMater
Thomas Nguyen
Paul Joseph Brannigan
Randal B. Clatworthy
Enad Alnabare
Eduard Abramov
Matt McLellan
Ryan Pfeifer
Jeramiah Jenkins
Linden Spurling

Thomas C. Woods
Benjamin Bassett
Patricia Mceachron
Zachary Ellis
Nick Hoath
Soufou Saechao
Ja Lisa Howard
Bogdan Milin
Patrick Enweronye
Michael Hanna
Brian Murray
Aaron Acosta
Jeff Reynolds
Zachary Parlet
Run Kong
Francisco Sauceda Jr
Joseph C. Oliver
Thomas Furstenberg-Carr...

Thank You!

From the OmniPad Company Team



Neil Epstein
CEO / President



David Carmein
Advisor, Prior Chief Engineer
Stanford grad, Omnidirectional Locomotion Specialist, Co-author: The Omni-Directional Treadmill (PT)



Christopher Nelson, M.B.A., Ph.D.
Vice President - Operations
Masters of Business Administration, Doctor of Philosophy, Strategic Management Specialist



Orentheal Williams
Senior Marketing Strategist
Over 10 years of professional Networking and Event Promotion

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Neil Epstein	CEO / Manager @ The OmniPad Company	2017

Officers

OFFICER	TITLE	JOINED
Neil Epstein	President CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Neil Epstein	4,590,000 Class A & B Membership Units	51.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2017	$618,279	Class A & B Membership Units	Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class C Membership Units	1,000,000	100,000	No
Class B Membership Units	7,000,000	7,000,000	Yes
Class A Membership Units	2,000,000	2,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

The possibility that, in the early stages of production, the market share of the OmniPad may be limited to the industrial, commercial, and military training simulator markets due to an elevated price point of the initial runs of the product; meaning that the general consumer marketplace may not initially make up the big market share of the OmniPad for the first couple versions of manufacturing. The company plans to reinvest proceeds derived from sales of the first versions of the OmniPad into streamlining the manufacturing processes, distribution channels, and volume-based purchasing of OmniPad components, further refining and economizing the development process until consumers of all ages will be able to partake in OmniPad virtual reality.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Class C Membership Interests, or any securities into which the Class C Membership Interests convert at a profit, you will probably need to pay tax on the long- or short-term capital gains that you realize. If you do not have a regular brokerage account, or your regular broker will not hold the Class C Membership Interests for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the Class C Membership Interests you sell.

You cannot easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. Most companies do not ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our business plan relies on our intellectual property. We have been awarded a patent addressing the core OmniPad design, and we have filed two additional provisional patents, which we plan to have filed as full utility patents in the early Fall of 2018. In order for these patents to protect our inventions, we may need to devote resources and funds to prevent the infringement and enforce our patents. Additionally, if we are unable to successfully defend those patents, other companies may be able to produce the same or similar products, which would be detrimental to our business.

We currently rely on one product, the OmniPad. We are devoting all of our company's effort to making the OmniPad a success, and we believe that we can design, manufacture, market, and sell our product, however, we do not have any additional products to rely upon at this time.

One of our major market segments will rely on use of existing and future VR products. While VR technology and popularity has been increasing, part of our business model depends on the continued success and popularity of VR. Additionally, If the creators of these products decide to put in measures to prevent our product from working with these environments or peripherals, our market size will be decreased. While we intend on taking advantage of opportunities in the consumer VR market, we believe our product has strong opportunities that do not rely on existing VR environments.

We are not alone in the market. While we believe that our product is superior to our competitors', we will be competing against companies with greater funding and existing products already in the marketplace. We believe that our product is the only circular tread-driven omnidirectional treadmill in existence, and that there will be sufficient demand from consumers to allow our business to succeed, however, our success depends on our ability to spread awareness of our product and differentiate it from that of our competitors.

Our company is not yet fully operational. While we have substantially completed the design of our product, additional research and development must be completed, in addition to setting up manufacturing, testing, marketing, and distribution. We do not currently have adequate funding to complete the above. If we are unable to raise adequate funds, it will not be possible for us to launch our product or sustain ourselves as a business. The notes to our financial statements note that our company will be unable to operate as a going concern if adequate funds are not raised.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. Also, development of our product will require engineers who specialize in the technologies used in our product. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company is controlled by its sole officer and manager. Neil currently holds the majority of the company's voting securities, and at the conclusion of this offering will continue to hold a majority of the company's voting securities. Investors in this offering will not have any voting rights, as the Class C Membership Interests sold in this Offering are not voting interests.

The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have not yet generated any revenues. We are still in the development stage of our company's life cycle. We have an idea, have begun engineering the product, and secured patents to protect the idea, but we have not yet made any money from that idea. We do not know when we will begin generating revenues, or if we will ever do so. Investing in the company at this stage means you believe we have a great idea and are the right people to implement that idea over the long term.

The company is going to need more money. The company might not sell enough Class C Membership Interests in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class C Membership Interests we are offering now, the company will need to raise more funds in the future, and if it can't get them, we may fail or we may be acquired by another company. Such as acquisition may or may not be sufficient to provide a return to investors. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less than your investment, because later investors might get better terms.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Safe Harbor Statement

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future financial performance, and the proposed success of the dynamics, functionality, and awe-inspiring sales of the OMNIPAD. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans", "genuinely foresees awe-inspiring projected sales" (and similar expressions) - should be considered forward looking statements. In the name of full transparency, there are a number of factors that could cause the OmniPad Company's actual results to differ materially from those indicated by the forward looking statements. The OmniPad Company, LLC disclaims any obligation to update any forward looking statement.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional interests, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[1];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for our Class C Membership Units results in an implied valuation of $9,630,000. This implied valuation has been determined arbitrarily by the management of the Company without reference to the Company's book value, assets, earnings, or other generally accepted valuation criteria.

In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our membership units that take into account factors such as the following:

- unrelated third party valuations of our membership units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our Class C Membership Units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our membership units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The OmniPad Company, LLC

- Florida Limited Liability Company
- Organized January 2017
- 1 employees

1415 East Piedmont Drive
Suite 5
Tallahassee FL 32308

http://www.OmniPad.com

Business Description

Refer to the OmniPad Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

OmniPad Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/omnipadcompany/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*